SILICON VALLEY ANN ARBOR BEIJING BOSTON LOS ANGELES NEW YORK SAN DIEGO SAN FRANCISCO SINGAPORE

July 14, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:    Jane Park

                    Tara Harkins

Tim Buchmiller

Re:	TScan Therapeutics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed July 12, 2021
File No. 333-255491

Dear Ms. Park, Ms. Harkins and Mr. Buchmiller:

On behalf of TScan Therapeutics, Inc. (the “Company”), we submit this letter in response to the comments set forth in the letter to the Company dated July 13, 2021 from the staff of the Securities and Exchange Commission (the “Staff”), relating to Amendment No. 4 to the Company’s Registration Statement on Form S-1 filed on July 12, 2021 (the “Company’s Registration Statement”).

For your convenience, in this letter, we have repeated and numbered the comments from the July 13, 2021 letter in bold and italicized print, and the Company’s responses are provided below each comment.

Amendment No. 4 to Registration Statement on Form S-1 filed July 12, 2021

Dilution, page 98

1.

Please explain to us how you calculated your historical net tangible book value (deficit) of $49.9 million. Please also explain how the 5,162,953 of non-voting common shares to be issued upon the conversion of your preferred stock was considered in your calculation of pro forma net tangible book value on a per share basis.

July 14, 2021

RESPONSE TO COMMENT 1:

In response to the Staff’s comment, the Company advises the Staff that its historical net tangible book value (deficit) of $49.9 million represents its total tangible assets (including the Company’s right of use asset related to its lease and deferred offering costs) less its liabilities and preferred stock, which is not included in stockholders’ (deficit). The Company acknowledges that deferred offering costs, totaling $1.1 million, have not been removed from the computation of its historical net tangible book value (deficit); however, we do not believe that the amount is material. The Company further notes that the total offering costs, including the $1.1 million deferred at March 31, 2021, have been included as a reduction in additional paid in capital in the calculation of pro forma as adjusted net tangible book value per share immediately after the offering. As such, the amount reported as dilution per share to new investors purchasing shares in this public offering would not be impacted. As discussed with the Staff, the Company plans to exclude the deferred offering costs from its historical net tangible book value (deficit) in its final prospectus that will be filed pursuant to Rule 424(b) of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Final Prospectus”).

With respect to the Company’s non-voting common shares to be issued upon conversion of its preferred stock, the Company notes that 5,162,953 shares of non-voting common stock were included in the denominator in the calculation of pro forma net tangible book value on a per share basis. The Company believes that this is appropriate as the non-voting common stock will have the same economic characteristics and rights as all other common shares other than voting rights. As requested by the Staff, the Company intends to add a footnote to the dilution table in the Final Prospectus to clarify that both voting and non-voting common stock are included in the calculation of pro forma net tangible book value on a per share basis.

Finally, the Company notes that the calculation of pro forma as adjusted net tangible book value per share immediately after this offering inadvertently included 350,638 shares of common stock subject to a right of repurchase. When those shares are excluded from the calculation, the dilution per share to new investors in this offering would be adjusted from $8.49 per share to $8.61 per share. The Company does not believe that the difference is material to a potential investor. The Company advises the Staff that it will exclude such shares from the calculation of pro forma as adjusted net tangible book value per share and provide disclosure noting the exclusion in the Final Prospectus.

ImmunoBank—Flexible Content for Diverse Platform, page 151

2.

We note your disclosure on page 151 regarding your competitors who are also focused on T-cell engineering. Please expand your disclosure in your prospectus, where and as appropriate (including in the Competition section on page 158), to include disclosure of the competitors specified in this section.

RESPONSE TO COMMENT 2:

In response to the Staff’s comment, the Company advises the Staff that it will revise the disclosure on pages 36 and 158 of the Final Prospectus to include disclosure of the competitors referenced on page 151.

Please do not hesitate to contact me at (617) 648-9399 if you have any questions or would like additional information regarding this matter.

Very truly yours,

GUNDERSON DETTMER STOUGH

VILLENEUVE FRANKLIN & HACHIGIAN, LLP

By:	/s/ Timothy H. Ehrlich
cc:	Jeffrey Vetter
David Southwell